NTS REALTY HOLDINGS LIMITED PARTNERSHIP

NOTICE OF
ANNUAL MEETING OF LIMITED PARTNERS
AND
PROXY STATEMENT

Date: June 10, 2008
Time: 10:30 a.m. Eastern time
Place: Holiday Inn Hurstbourne
         1325 South Hurstbourne Parkway
         Louisville, Kentucky 40222

NTS Realty Holdings Limited Partnership
10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492

**Notice of Annual Meeting of Limited Partners
to be held on
June 10, 2008**

Dear Limited Partner:

Our annual meeting of limited partners will be held on June 10, 2008, at 10:30 a.m. Eastern time, at the Holiday Inn Hurstbourne located at 1325 South Hurstbourne Parkway in Louisville, Kentucky 40222. Our annual meeting is held concurrently with the annual meeting of NTS Realty Capital, Inc., our managing general partner. At our annual meeting, we will ask you to:

- elect five directors to our managing general partner's board of directors;

- ratify the selection of Ernst & Young LLP as our independent registered public accountants for 2008; and

- transact any other business that may properly be presented at the annual meeting.

If you were a limited partner of record at the close of business on April 18, 2008, you may vote by proxy or in person at the annual meeting and any postponements or adjournments of the meeting. A list of these limited partners will be available at our offices before the annual meeting.

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope so that your limited partnership units will be represented whether or not you attend the annual meeting.

The board of directors of our managing general partner recommends that limited partners vote "For" the proposals listed in the proxy statement.

By order of the Board of Directors,

Brian F. Lavin
President and Chief Executive Officer

April 29, 2008

This proxy statement contains information related to the annual meeting of limited partners of NTS Realty Holdings Limited Partnership ("we," "our," and "us") to be held on June 10, 2008, beginning at 10:30 a.m. Eastern time, at the Holiday Inn Hurstbourne located at 1325 South Hurstbourne Parkway, Louisville, Kentucky 40222, and at any postponements or adjournments thereof. This proxy statement is being mailed to limited partners on or about April 29, 2008.

INFORMATION ABOUT THE ANNUAL MEETING

Information About Attending the Annual Meeting

The board of directors of NTS Realty Capital, Inc., our managing general partner, is soliciting your vote for the 2008 Annual Meeting of Limited Partners. You will be asked to vote on:

- electing five directors to our managing general partner's board of directors;

- ratifying the selection of Ernst & Young LLP as our independent registered public accountants for 2008; and

- transacting any other business that may be properly presented at the annual meeting.

If you own our limited partnership units (the "Units") in more than one account, such as individually and jointly with your spouse, you may receive more than one set of these materials. Please make sure to vote all of your Units. This proxy statement summarizes information we are required to provide to you under the rules of the Securities and Exchange Commission. If you plan on attending the annual meeting of limited partners in person, please contact Rita Martin, Manager of NTS Investor Services, at (800) 928-1492, ext. 544, so that we can arrange for sufficient space to accommodate all attendees.

Information About Voting

You will have one vote for each Unit that you owned at the close of business on April 18, 2008, which is the record date for the annual meeting. On the record date, there were 11,380,760 Units outstanding, but only 10,666,269 of these Units are entitled to vote at the annual meeting. There is no cumulative voting. A majority of the outstanding Units eligible to vote at the annual meeting, or 5,333,135 Units, must be present to hold the annual meeting. As of April 18, 2008, Mr. J.D. Nichols, one of our directors, beneficially owns 5,828,412 Units eligible to vote at the annual meeting.

You may own Units either directly in your name as the limited partner of record or indirectly through a broker, bank or other holder of record. If your Units are registered directly in your name, you are the holder of record of these Units and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or vote in person at the annual meeting. If you hold Units in a brokerage account or through a bank or other holder of record, you hold the Units in "street name," and your broker, bank or other holder of record is sending these proxy materials to you. As a holder in street name, you have the right to direct your broker, bank or other holder of record how to vote by completing the voting instruction form that accompanies your proxy materials.

Your vote is important. You may vote in person or by granting us a proxy to vote on the proposals. To vote by proxy, you must sign, date and return the proxy card in the enclosed envelope. If you grant us a proxy, you may nevertheless revoke your proxy at any time before it is exercised by: (1) sending written notice to us at: 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of NTS Investor Services; (2) providing us with a later-dated proxy; or (3) attending the annual meeting in person and voting your Units. Merely attending the annual meeting, without further action, will not revoke your proxy.

If you return your proxy card, but do not indicate how your Units should be voted, they will be voted "For" in accordance with the board's recommendation for each proposal.

Information Regarding Tabulation of the Vote

Our transfer agent, Wells Fargo Shareowner Services, will tabulate all votes cast at the meeting.

Quorum Requirement

Limited partners owning a majority of our Units that are eligible to vote must be present in person or by proxy in order for action to be taken at the meeting. For these purposes, "abstentions" and "broker non-votes" will be counted as present for determining whether a majority is present. A broker non-vote occurs when Units registered in the name of a broker are not voted because the broker does not have the authority to do so.

Information About Votes Necessary for Action to be Taken

Directors are elected by a plurality of the votes cast at the meeting. A properly executed proxy marked "withhold authority" or a broker non-vote with respect to the election of one or more directors will have no effect on the election of the director or directors, but will be counted for purposes of establishing a quorum.

For each other item, the affirmative vote of the holders of a majority of the Units represented in person or by proxy and entitled to vote on the item will be required for approval. A properly executed proxy marked "Abstain" with respect to any such matter will not be voted, although it will be counted for purposes of establishing a quorum. Accordingly, an abstention will have the effect of a vote "Against."

If you hold Units in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your Units may not be voted on those matters and will not be counted in determining the number of Units necessary for approval. Units represented by "broker non-votes" will, however, be counted in establishing a quorum.

If you are the beneficial owner of Units held by your broker in its name, the broker is permitted to vote your Units on the election of directors and the approval of Ernst & Young LLP as our registered public accountants even if the broker does not receive voting instructions from you.

Costs of Proxies

We will pay all costs of soliciting proxies and holding the annual meeting. Proxies will be solicited by our managing general partner's directors and officers and by NTS Development Company's employees. NTS Development Company is an affiliate of our managing general partner and acts as the manager of each of our properties. We will not pay additional compensation to these individuals for these activities. We also intend to request that brokers, banks and other nominees solicit proxies from their principals. We will pay the brokers, banks and other nominees for certain expenses that they incur for these activities.

PRINCIPAL UNITHOLDERS

Limited Partnership Units Owned by Certain Beneficial Owners and Management

The following table shows, as of April 18, 2008, the amount of Units beneficially owned by: (1) persons that beneficially own more than 5.0% of our outstanding Units; (2) each of our directors and executive officers; and (3) our directors and executive officers as a group.

Name[1]	*Amount Beneficially Owned*	*Deferred Units*[2]	*Percentage Beneficially Owned*
Mark D. Anderson	1,000	3,228	*
John Daly	1,000	3,228	*
Brian F. Lavin	17,966[3]	1,377	*
John S. Lenihan	1,000	3,228	*
J.D. Nichols	6,542,903[4]	0	57.49%[4]
Gregory A. Wells	1,000	1,377	*
NTS Realty Capital, Inc.	0	0	0.00%
NTS Realty Partners, LLC	714,491[5]	0	6.28%[5]
All directors/executive officers	6,564,869[6]	6,885	57.68%[6]

*Less than one percent (1%)

[1] The address for each of the persons and entities listed above is: 10172 Linn Station Road, Louisville, Kentucky 40223.

[2] During 2007 and 2008, our managing general partner's directors and executive officers deferred the receipt of Units that the board of directors granted to them as additional compensation for their services. In general, receipt of these Units are deferred until the earliest of: (i) the date of the holder's death; (ii) the date the holder becomes "disabled" (as such term is defined in Section 409A(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code")); or (iii) the date that is thirty (30) days, or six (6) months if required by Section 409A(a)(2)(B)(i) of the Code, after the date of the holder's "separation of service" (as such term is defined in Section 409A(a)(2)(A)(i) of the Code) from our managing general partner. At that time, our managing general partner's board of directors may provide the holder with Units or the equivalent value in cash.

[3] These Units are owned directly by Brickwood, LLC, of which Mr. Lavin is the manager.

[4] These Units are owned of record by Mr. Nichols and certain of his affiliates, including Barbara Nichols (his spouse), Kimberly Nichols Segal and Kara Nichols (his children), trusts for the benefit of his children and other descendants, ORIG, LLC (of which he is the manager), Ocean Ridge Investments, Ltd. (of which he is director of its general partner), BKK Financial, Inc. (in which he has the right to vote all of the voting units), and NTS Realty Partners, LLC (of which he is the manager).

[5] The Units owned of record by NTS Realty Partners are non-voting Units.

[6] If all of the deferred Units were issued, the directors and executive officers would beneficially own 6,571,754 Units, which is 57.74% of the total Units outstanding.

Other Matters

We are not aware of any other matter to be presented at the annual meeting. Generally, no business aside from the items discussed in this proxy statement may be transacted at the meeting. If, however, any other matter properly comes before the annual meeting as determined by the chairman of the meeting, your proxies are authorized to act on the proposal at their discretion. Generally, for nominations or other business to be properly brought before the annual meeting by one of our limited partners, the limited partner seeking to make a nomination or bring other business before the meeting must provide, among other things, notice thereof in writing to our corporate secretary at our office not less than one hundred and twenty (120) days before the anniversary date on which we first mailed our notice of meeting and proxy materials for the prior year's annual meeting. Therefore, any limited partner desiring to nominate a person for election to our managing general partner's board of directors or to bring any other business before the meeting was required to provide us with notice by December 31, 2007. We did not receive notice of any nominations or proposals prior to that date.

Electronic Access/Available Information

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2007, are available on our Internet website at www.ntsdevelopment.com. We file reports, proxy materials and other information with the Securities and Exchange Commission ("SEC"). These reports, proxy materials and other information can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

CORPORATE GOVERNANCE PRINCIPLES

Our business is managed under the direction and oversight of our managing general partner's board of directors. Our managing general partner's board has formed an audit committee, which is composed entirely of our independent directors. See "Summary of Our Corporate Governance Principles." The audit committee's function is described below. The members of our managing general partner's board of directors and those members who serve on the audit committee on the date of this proxy statement are identified below.

Director	Audit Committee
Mark D. Anderson	X
John Daly	X
Brian F. Lavin	
John S. Lenihan	X
J.D. Nichols	

Summary of Our Corporate Governance Principles

As required by our governing documents and the American Stock Exchange, a majority of our managing general partner's board must be "independent." According to guidelines adopted by our managing general partner's board, a director will not be considered independent if, within the last three years:

- we employed the director as, or a member of the director's immediate family was, an executive officer;

- the director or an immediate family member received more than $60,000 per year in direct compensation from us (excluding amounts paid in the form of director and committee fees);

- the director or an immediate family member was a current partner of our external auditor or was a partner or employee of our predecessors' external auditor during the past three years;

- one of our executive officers serves on the compensation committee of another company that employs the director as an executive officer or that employs an immediate family member of the director as an executive officer;

- the director was an executive officer or employee, or an immediate family member was an executive officer, of a company that made payments to, or received payments from, us which exceed the greater of 5% of the company's gross revenues for that year or $200,000 in any of the most recent three fiscal years; or

- the director was affiliated, directly or indirectly, with NTS Development Company, or any of its affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with, or as an officer or director of NTS Development Company or any of its affiliates.

Communicating with Directors

Limited partners wishing to communicate with our managing general partner's board members may send communications by letter addressed to our corporate secretary at 10172 Linn Station Road, Louisville, Kentucky 40223. Our corporate secretary will review and forward the correspondence to the appropriate person or persons for a response.

Code of Conduct and Ethics

Our managing general partner's board of directors has adopted a Code of Conduct and Ethics (the "Code of Conduct") that applies to all of our directors, officers and employees. The Code of Conduct establishes policies and procedures that the board believes promote the highest standards of integrity, compliance with the law and personal accountability. Our Code of Conduct is posted on our website at www.ntsdevelopment.com. In addition, a printed copy of the Code of Conduct is available to any of our limited partners at no cost by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

Nomination of Directors

In accordance with the American Stock Exchange's corporate governance rules, our managing general partner's board of directors is not required to have a nominating committee comprised solely of independent directors. Instead, identification, consideration and nomination of potential candidates to serve on our managing general partner's board of directors is conducted by the entire board. Our managing general partner's board believes it is in our best interest to avail ourselves of the extensive business and other experience of each member of the board, including directors who may not be deemed "independent" in identifying, evaluating and nominating potential candidates to serve on the board.

In determining the criteria for membership, the board considers the appropriate skills and personal characteristics required in light of the then-current composition of the board and in the context of our perceived needs at the time, including the following experience and personal attributes: financial acumen; general business experience; industry knowledge; diversity; special business experience and expertise; leadership abilities; high ethical standards, independence; interpersonal skills and overall effectiveness. Our managing general partner's board of directors may receive recommendations for candidates from various sources, including the directors, management and limited partners.

Our managing general partner's board of directors will review all recommended candidates in the same manner regardless of the source of the recommendation. Recommendations from limited partners should be in writing and addressed to: NTS Realty Holdings Limited Partnership, 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services, and must include the proposed candidate's name, address, age and qualifications, together with the information required under federal securities laws and regulations. This communication must be received in a timely manner and also include the recommending limited partner's name, address and the number of our Units, and the length of time, beneficially held. See "Notice Concerning Limited Partner Proposals and Nominations."

Executive Sessions

In accordance with the applicable rules of the American Stock Exchange, the independent directors of our managing general partner's board of directors meet at least annually in executive session without the presence of the non-independent directors and members of management. During 2007, our independent directors met regularly in executive session. No formal board action may be taken at any executive session.

Audit Committee

The audit committee, comprised of our three independent directors, Messrs. Anderson, Daly and Lenihan, assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent registered public accountants; (4) the performance of our internal audit function and independent registered public accountants; (5) the accounting and financial reporting processes and systems of internal accounting; and (6) the evaluation of our risk issues. The board has determined that Mr. Anderson qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission and that each member of the committee is independent in accordance with the standards set forth in the Audit Committee's Charter and the American Stock Exchange's corporate governance rules. The Audit Committee Charter is available on our website at www.ntsdevelopment.com. In addition, a printed copy of the Audit Committee Charter is available to any of our limited partners without charge by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our managing general partner's board of directors has nominated the persons set forth below to serve as directors. Messrs. Anderson, Daly and Lenihan have been nominated to serve as independent directors. Messrs. Nichols and Lavin also have been nominated to serve as directors. We know of no reason why any nominee will be unable to serve if elected. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or if the board increases the number of directors, the board may fill the vacancy until the next annual meeting of limited partners. The following gives information, provided by the nominees, about their principal occupation, business, experience and other matters:

J.D. Nichols, 66. Mr. Nichols has served as the chairman of our managing general partner's board of directors, as well as NTS Realty Partners, since their formation in 2004. In addition, he serves as the chairman of NTS Mortgage Income Fund, as well as NTS Corporation, its subsidiaries and affiliates. He graduated from the University of Louisville School of Law in 1964 and conducted his undergraduate studies at the University of Kentucky with a concentration in accounting, marketing, business administration, and finance. Mr. Nichols began his career in construction and real estate development in 1965, and since then has overseen the development of more than 8,000 acres of land and 7,000,000 square feet of office, residential, commercial, and industrial construction, throughout the southeastern United States.

Mr. Nichols is active in many civic and charitable organizations including the University of Louisville, where he served as a member of the Board of Trustees, the Executive Committee of the Board of Trustees, the Board of Overseers, and the University of Louisville Foundation. Reflecting his commitment to quality education in Kentucky, Mr. Nichols served as Chairman of the Kentucky Council on School Performance Standards and has served on the Steering Committee of the Kentucky Education Technology System.

Mr. Nichols was inducted into the Kentuckiana Business Hall of Fame in 1989, has served on the Governor's Council on Economic Development, the Board of Directors of both Actors Theater of Louisville and Kentucky Opera, and several other community organizations. He is currently a director and past member of the Executive Committee of Greater Louisville Inc., and is Chairman of the Board of the Louisville Regional Airport Authority.

Brian F. Lavin, 54. Mr. Lavin has served as the president and chief executive officer of each of NTS Realty Capital and NTS Realty Partners, as well as a director of NTS Realty Capital, since their formation in 2004. Mr. Lavin also has served as the president of NTS Corporation and NTS Development Company since June 1997 and as president and a director of NTS Mortgage Income Fund since 1999. He is also a licensed real estate broker in Kentucky and certified property manager. Mr. Lavin is a member of the Institute of Real Estate Management, council member of the Urban Land Institute and member of the National Multi-Housing Council. He has served on the boards of directors of the Louisville Science Center, Louisville Ballet, Greater Louisville,   Inc.,   National Multi Housing Council, Louisville Apartment Association, Louisville Olmstead Parks

Conservancy, Inc., and currently serves on the board of overseers for the University of Louisville. Mr. Lavin has a bachelor's degree in business administration from the University of Missouri.

Mark D. Anderson, 52. Mr. Anderson has served as an independent director on our managing general partner's board of directors and as the chairperson of the audit committee since December 2004. Since June 2003, Mr. Anderson has been senior vice president and region manager for Integra Bank, managing their Louisville, Lexington and Indianapolis commercial real estate lending operations. Integra Bank is a $3 billion bank, headquartered in Evansville, Indiana. Prior to joining Integra, Mr. Anderson was vice president and market manager of U.S. Bank's commercial real estate division in Louisville. Mr. Anderson is currently and has for the last several years originated investment commercial real estate loans in numerous states and, during that period, offices under his direction have originated loans totaling in excess of $800 million. Mr. Anderson's prior experience includes six years with Paragon Group, a national real estate development and management company headquartered in Dallas, Texas, as Midwest regional controller. Mr. Anderson graduated from Illinois State University in 1978 with a B.S. in Accounting.

John P. Daly, Sr., 49. Mr. Daly has served as an independent director on our managing general partner's board of directors since December 2004. Mr. Daly, is corporate counsel and assistant secretary of YUM! Brands, Inc. ("Yum"), the parent of KFC, Taco Bell, Pizza Hut, Long John Silver's and A&W Restaurants, Inc. He has held this position since 1997. From 1990 to 1997 Mr. Daly served as first vice president, counsel and assistant secretary for First Chicago NBD Corporation, the parent of the First National Bank of Chicago. Prior to joining First Chicago NBD, Mr. Daly practiced law in Chicago for five years, concentrating his practice on tax and employee benefit matters. Prior to attending law school, he earned his CPA and worked as an accountant for Ernst & Whinney. Mr. Daly serves on the board of Maryhurst in Louisville, Kentucky and is active supporting Holy Angels Academy in Louisville and Midtown Center for Boys in Chicago. Mr. Daly holds a B.B.A. Degree in Accounting and a J.D. from the University of Notre Dame.

John S. Lenihan, 51. Mr. Lenihan has served as an independent director on our managing general partner's board of directors since December 2004. He is the founder and managing partner of Rubel Lenihan Properties ("RLP"). Formed in 1982, RLP develops and manages industrial warehouse properties around the Louisville International Airport. In addition, Mr. Lenihan is a licensed real estate agent, actively engaged in both residential and commercial brokerage services. Mr. Lenihan graduated from Center College in 1979 and in 1980 graduated from Manufacturer Hanover Trust Credit Analysis at New York University. He also attended the University of Louisville Graduate Business School from 1992-1993.

RECOMMENDATION OF THE BOARD: The board recommends that you vote "For" the election of all five nominees.

Independent Director Compensation

During 2007, the independent directors were paid an annual cash fee of $15,000. In addition, each independent director received an amount of our Units valued at an aggregate of $15,000. Each of the independent directors elected to defer receipt of our Units until a later date. The chairperson of our audit committee received an additional $5,000 fee. In addition, each independent director is reimbursed by us for any out-of-pocket expenses in connection with attending meetings of the board or audit committee. Messrs. Lavin and Nichols, our managing general partner's non-independent directors, are not entitled to any compensation for their service on the board. All of our managing general partner's directors attended our annual meeting of limited partners in 2007.

The following table further summarizes compensation paid to the independent directors during 2007.

	Fees Earned in Cash ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mark Anderson	20,000	15,000	-	-	-	-	35,000
John Daly	15,000	15,000	-	-	-	-	30,000
John Lenihan	15,000	15,000	-	-	-	-	30,000

[1] Each of the independent directors deferred receipt of our Units valued at an aggregate of $15,000 until the earliest of: (1) the date of his death; (2) the date he becomes "disabled" (as that term is defined in Section 409A(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the "Code")); or (3) the date that is thirty (30) days, or six (6) months if required by Section 409A(a)(2)(B)(i) of the Code, after the date of his "separation of service" (as that term is defined in Section 409A(a)(s)(A)(i) of the Code).

Meetings of the Board of Directors, Audit Committee and Limited Partners

During 2007, our managing general partner's board of directors met nine times and the audit committee met seven times. During 2007, all of the directors attended at least seventy-five percent (75%) of the board meetings and audit committee meetings, to the extent applicable.

AUDIT COMMITTEE REPORT

The following Report of the Audit Committee does not constitute "soliciting material" and should not be deemed "filed" with the Securities and Exchange Commission or incorporated by reference into any other filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this Report by reference therein.

We, the members of the audit committee of NTS Realty Capital, Inc., the managing general partner of NTS Realty Holdings Limited Partnership (the "Company"), represent the following:

(a)   The audit committee has reviewed and discussed the Company's audited financial statements with the Company's management;

(b)   The audit committee has discussed with the Company's independent auditors the matters required to be discussed by Statement of Accounting Standards 61, as may be modified or supplemented;

(c)   The audit committee has received the written disclosures and the letter from the Company's independent auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with the independent auditors its independence; and

(d)   Based on the review and discussions referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

The Audit Committee
Mark D. Anderson, Chairperson
John Daly
John S. Lenihan

BOARD OF DIRECTORS REPORT ON COMPENSATION

The following report of the board of directors does not constitute "soliciting material" and should not be deemed "filed" with the Securities and Exchange Commission or incorporated by reference into any other filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this Report by reference therein.

Our managing general partner's board of directors has reviewed and discussed with management the Compensation Discussion and Analysis set forth below in this proxy statement ("CD&A"). Based on the board's review of the CD&A and the board's discussions of the CD&A with management, the board has approved that the CD&A be included in this proxy statement.

The Board of Directors
Mark D. Anderson
John Daly
Brian F. Lavin
John S. Lenihan
J.D. Nichols

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

As is commonly the case with publicly traded limited partnerships, we are managed by the directors and officers of our managing general partner. In addition, NTS Development Company, an affiliate of our managing general partner, manages our real properties pursuant to the terms of a management agreement with us. All of our property management personnel are employees of NTS Development Company. These officers and employees are compensated for their services by NTS Development Company, in part for their service to us, but do not receive any compensation directly from us. We reimburse NTS Development Company for a portion of the compensation it pays to its officers and employees, except Messrs. Nichols and Lavin, based on the amount of time they spend on our behalf. Pursuant to the terms of our partnership agreement, Messrs. Nichols and Lavin receive no compensation from either NTS Development Company or us for services rendered on our behalf. During 2007, we reimbursed NTS Development Company an aggregate of approximately $498,000 with respect to the compensation it paid to Mr. Gregory Wells and Mr. Bryan Russell, our managing general partner's executive officers in addition to Mr. Lavin. We received and accepted Mr. Russell's resignation in January 2008.

If we determine to compensate the named executive officers of our managing general partner in the future, the board of directors will review all forms of compensation and approve all Unit option grants, warrants, Unit appreciation rights and other current or deferred compensation payable with respect to the current or future value of our Units.

Executive Officers

The board of directors annually elects our executive officers. These officers may be terminated at any time. Listed below is information about our executive officers except for Mr. Lavin, whose biography is included above.

Gregory A. Wells, 49. Mr. Wells has served as the chief financial officer and executive or senior vice president of NTS Realty Capital and as executive or senior vice president of NTS Realty Partners since December 2004. He has also served as senior vice president for NTS Corporation, its subsidiaries and affiliates from July 1999 through December 2004. Mr. Wells is currently chief financial officer and executive vice president for NTS Corporation and its subsidiaries and affiliates. Mr. Wells has served as the chief financial officer of the NTS Mortgage Income Fund, Inc. since June 2007. Mr. Wells is a director of the Hilliard Lyons Government Fund, Inc., serves on the corporation's audit committee and is chair of the corporation's nominating and governance committee. Mr. Wells is a certified public accountant, a member of the American Institute of Certified Public Accountants, the Virginia CPA Society, Kentucky Society of CPA's, and Financial Executives International. He currently serves on the Board of the Lincoln Heritage Boy Scout Council. Mr. Wells previously served on the board of directors of The Family Place and chaired its building committee. Prior to joining NTS, Mr. Wells served as Senior Vice President and Chief Financial Officer of Hokanson Companies, Inc. an Indianapolis-based property management and development firm. Prior to that Mr. Wells was the Chief Operating Officer of Executive Telecom System, Inc., a subsidiary of The Bureau of National Affairs, Inc. Mr. Wells holds a bachelor's degree in business administration from George Mason University.

Certain Relationships and Related Transactions

As indicated in the "Executive Compensation" section, we have no employees. We have entered into an amended and restated management agreement with NTS Development Company, an affiliate of our managing general partner, whereby NTS Development Company oversees and manages the day-to-day operations of our properties. Under the agreement, NTS Development Company is responsible for managing each of our properties and in return will receive, in most cases, an annual fee equal to 5% of all gross collected revenues from our properties. The construction supervision fees are paid in an amount equal to 5% of the costs incurred which relate to capital improvements. These construction supervision fees are capitalized as part of land, buildings and amenities. Also pursuant to the agreement, NTS Development Company receives commercial leasing fees equal to 4% of the gross rental amount for new leases and 2% of the gross rental amount for new leases in which a broker is used and for renewals or extensions. NTS Development Company is reimbursed its actual costs for services rendered to NTS Realty. NTS Development's management fee is paid monthly.

The independent directors engaged an independent nationally recognized real estate expert to assist them in their review of the previous management agreement entered into as of December 28, 2004. The expert made suggestions as to the types and amounts of fees and reimbursements to be included in the amended and restated management agreement and assisted in the drafting of the amended and restated management agreement. The amended and restated management agreement was approved by the independent directors.

NTS Development Company leases 20,368 square feet in NTS Center, one of our properties, for $14.50 per square foot. The average per square foot rental rate for similar space in NTS Center as of December 31, 2007 was $13.80 per square foot.

Policies and Procedures with Respect to Related Party Transactions

Our partnership agreement provides that each contract or transaction that we enter into with our managing general partner or its affiliates must be on terms no less favorable to us than those generally being provided to or available from third parties. In general, no such contract or transaction may be effective until after the material terms of the contract or transaction are disclosed to, or are known by, our managing general partner's board of directors and the board authorizes the contract or transaction by the affirmative vote of a majority of the board's independent directors.

We believe that our general policies and procedures regarding related party transactions are evidenced by the disclosures in our current and prior proxy statements under the caption "Certain Relationships and Related Transactions."

PROPOSAL NO. 2 – RATIFY APPOINTMENT OF ERNST & YOUNG LLP

The audit committee has selected Ernst & Young LLP to serve as our independent registered public accountants for the fiscal year ending December 31, 2008. We traditionally ask our limited partners to ratify the selection even though your approval is not required. Further, even if you do not approve the selection of Ernst & Young LLP, we will not replace them for this fiscal year due to the added expense and delay that would result from replacing them and selecting a new firm. Instead, the audit committee will consider the negative vote as a direction to consider a different firm next year.

A representative of Ernst & Young LLP will attend the annual meeting. This representative will have an opportunity to make a statement if he or she desire to do so, and will be available to respond to appropriate limited partner questions.

RECOMMENDATION OF THE BOARD: The audit committee and the board recommend that you vote "For" the appointment of Ernst & Young LLP as our independent registered public accountants for the fiscal year ending December 31, 2008.

Fees to Independent Registered Public Accountants

The following presents fees for professional services rendered by Ernst & Young LLP for the fiscal years ended December 31, 2007 and 2006. The fees include professional services provided to the Predecessor Partnerships and us.

	Fiscal Year Ended December 31,	
Description	2007	2006
Audit Fees[1]	$ 437,933	$ 395,725
Audit Related Fees[2]	–	18,500
Tax fees[3]	260,000	295,660
All other fees[4]	–	–
TOTAL	$ 697,933	$ 709,885

[1] Audit fees include fees associated with the annual audit of the respective financial statements of the Predecessor Partnerships and us, as well as the review of quarterly reports on Form 10-Q. Audit fees also include fees associated with audit requirements related to various registration statement filings.

[2] Audit related fees include fees paid for planning in connection with Section 404 of the Sarbanes-Oxley Act.

[3] Tax fees include fees paid for tax planning, tax return preparation and related tax assistance.

[4] There were no other services or fees provided.

Approval of Services and Fees

Our audit committee has reviewed and approved all of the fees charged by Ernst & Young LLP, and actively monitors the relationship between audit and non-audit services provided by Ernst & Young LLP. The audit committee concluded that all services rendered by Ernst & Young LLP to the Predecessor Partnerships and us during the years ended December 31, 2007 and 2006, respectively, were consistent with maintaining Ernst & Young LLP's independence. Accordingly, the audit committee has approved all such services provided by Ernst & Young LLP. As a matter of policy, we will not engage our primary independent registered public accountants for non-audit services other than "audit related services," as defined by the SEC, certain tax services, and other permissible non-audit services as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting.

Under the policy, the audit committee must pre-approve all services provided by the company's independent registered public accountants and the fees charged for these services including an annual review of audit fees, audit related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the committee will periodically monitor the levels of fees charged by Ernst & Young LLP and compare these fees to the amounts previously approved. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

PERFORMANCE CHART

Our Units were first listed on the American Stock Exchange on December 29, 2004. Therefore, we only have three years of trading history to report. We believe that American Realty Investors, Inc., HMG Courtland Properties, Inc. and Roberts Realty Investors, Inc. are public companies whose businesses are somewhat similar to our business. The chart below compares the approximate value of a $100 investment made on January 1, 2005, assuming the reinvestment of dividends and distributions, and December 31, 2005, 2006 and 2007 for each of the three companies in our peer group and us.

Issuer[1]	Value at December 31, 2005	Value at December 31, 2006	Value at December 31, 2007
NTS Realty	$ 110.51	$ 145.56	$ 111.46
American Realty	83.54	81.98	102.08
HMG	78.38	107.54	77.25
Roberts Realty	97.89	98.14	82.03

[1] In our 2006 proxy statement we included Glenborough Property Trust in this chart. However, Glenborough Property Trust merged with another entity in 2006 and is no longer an appropriate peer to be included herein.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based upon a review of filings with the Securities and Exchange Commission, we believe that all of our managing general partner's directors and executive officers and the persons that beneficially own more than 10% of our outstanding Units complied during the year ended December 31, 2007 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, except as otherwise disclosed herein. Mr. Nichols did not timely file a Form 4 to report the June 26, 2007 acquisition of our Units; however, a late Form 4 was filed with the Securities and Exchange Commission on July 2, 2007, respectively, to report this acquisition.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our managing general partner's officers, or the officers or employees of our affiliates, participated in the deliberations of our managing general partner's board of directors concerning executive officer compensation. In addition, during the year ended December 31, 2007, none of our managing general partner's executive officers served as a director or a member of the compensation committee of any entity that has one or more executive officers serving as a member of our managing general partner's board of directors.

NOTICE CONCERNING LIMITED PARTNER PROPOSALS AND NOMINATIONS

We have not received any limited partner proposals for inclusion in this year's proxy statement. Proposals of limited partners intended to be presented at the 2008 Annual Meeting of Limited Partners, including nominations for directors, must be received by us on or before December 30, 2008, and must satisfy the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934 in order to be considered by our managing general partner's board of directors for inclusion in the form of proxy and proxy statement to be issued by the board for that meeting. All such limited partner proposals should be submitted to us in writing as follows: NTS Realty Holdings Limited Partnership, 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

ANNUAL REPORT ON FORM 10-K

Our Annual Report on Form 10-K for the year ended December 31, 2006, including financial statements for the same period, accompanies this proxy statement. Our Form 10-K also is available on our website at www.ntsdevelopment.com. In addition, if requested, we will provide you copies of any exhibits to the Form 10-K upon the payment of a fee covering our reasonable expenses in furnishing the exhibits. You can request exhibits to our Form 10-K by writing us at 10172 Linn Station Road, Louisville, Kentucky 40223, Attention: Rita Martin, Manager of Investor Services.

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        YOUR VOTE IS IMPORTANT.  THE PROMPT RETURN OF
              PROXIES WILL SAVE US THE EXPENSE OF
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(Front of Card)

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

ANNUAL MEETING OF LIMITED PARTNERS

Tuesday, June 10, 2008
10:30 a.m. EST

Holiday Inn Hurstbourne
1325 South Hurstbourne Parkway
Louisville, KY 40222

NTS Realty Holdings Limited Partnership
10172 Linn Station Road
Louisville, Kentucky 40223

proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on June 10, 2008.

The limited partnership units you hold in your account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1 and 2.

By signing the proxy, you revoke all prior proxies and appoint Brian F. Lavin and Rosann D. Tafel, and each of them with full power of substitution, to vote your units on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.

See reverse for voting instructions.

(Back of Card)

⬇ *Please detach here* ⬇

The Board of Directors Recommends a Vote FOR Items 1 and 2.

1. Election of directors: 01 J.D. Nichols   04 John P. Daly, Sr.   ☐ Vote FOR   ☐ Vote WITHHELD
                         02 Brian F. Lavin   05 John S. Lenihan   all nominees   from all nominees
                         03 Mark D. Anderson   (except as marked)

(Instructions: To withhold authority to vote for any indicated nominee, write the number(s) of the nominee(s) in the box provided to the right.)

2. Ratify appointment of Ernst & Young LLP to serve as our independent   ☐ For   ☐ Against   ☐ Abstain
    registered public accountants for the fiscal year ending December 31, 2008.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

Address Change? Mark Box ☐ Indicate changes below: Date _____

Signature(s) in Box

Please sign exactly as your name(s) appears on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.